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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-66947 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER:

Centenium Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue – Suite 2216
(No. and Street)

| New York | NY | 10170 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

| 11 Broadway | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

**Centenium Advisors, LLC**

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x]  Report of Independent Registered Public Accounting Firm.
[x]  Facing Page.
[x]  Statement of Financial Condition.
[x]  Footnotes.
[ ]  Statement of Operations.
[ ]  Statement of Changes in Members' Equity.
[ ]  Statement of Cash Flows.
[ ]  Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]  Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ]  Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]  Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
         applicable).
[ ]  A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
         Requirements Under Rule 15c3-3.
[ ]  A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x]  An Affirmation.
[ ]  A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ]  Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[ ]  Rule 15c3-3 exemption report.

**    *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







# AFFIRMATION

I, Nansie Bernard, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Centenium Advisors, LLC for the year ended December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Member

Subscribed and sworn
to before me

KAYLEE JONES
STATE OF NEW YORK
NOTARY PUBLIC
MY COMMISSION EXPIRES 8/06/2022

# Centenium Advisors, LLC

**Statement of Financial Condition**
**December 31, 2019**



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004          Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Centenium Advisors, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*YSL & Associates LLC*

We have served as Centenium Advisors, LLC's auditor since 2016.

New York, NY

February 25, 2020

**CENTENIUM ADVISORS, LLC**
**Statement of Financial Condition**
**December 31, 2019**

**Assets**

| | |
|---|---:|
| Cash | $ 409,547 |
| Fees receivable | 646,781 |
| Fixed assets - net of accumulated depreciation of $76,700 | 4,899 |
| Right-of-use asset | 242,244 |
| Due from member | 108,704 |
| Other assets | 28,276 |
| Total assets | $ 1,440,451 |

**Liabilities and Members' Equity**

**Liabilities**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 22,030 |
| Lease liability | 268,116 |
| Total liabilities | 290,146 |
| **Members' equity** | 1,150,305 |
| Total liabilities and members' equity | $ 1,440,451 |

The accompanying notes are an integral part of these financial statements.

1.  **Organization and Business**

    Centenium Advisors, LLC (the "Company"), a New York limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's primary activity is to raise capital for private investment entities. Its revenue is derived from a share of management and performance fees earned by the investment manager.

2.  **Summary of Significant Accounting Policies**

    **Basis of Presentation**
    This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    ## Revenue
    The Company recognizes revenues from its share of management fees and performance fees as earned when performance obligations are completed and the fees are determinable and collectible based on the contractual arrangements. Fee income is comprised of management and performance fees in the amount of $1,995,464 and $159,257 respectively.

    **Fees Receivable**
    Fees receivable are due from the Company's money managers under agreed upon terms. Management reviews fees receivable periodically to determine whether receivables will be potentially uncollectible.

    **Cash**
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    ## Income Taxes

    The Company does not record a provision for federal and state income taxes because the members report their share of the Company's income or loss on their income tax returns.

    The Company is liable for New York City Unincorporated Business Tax in the event that it has taxable income. The Company is on the cash basis for income tax purposes; however, for the year ended December 31, 2019 it had no tax liability.

    The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including

2. **Summary of Significant Accounting Policies (continued)**

resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

Based on its analysis, the Managing Member has determined that the Company has not incurred any liabilities for unrecognized tax benefits as of December 31, 2019. However, the Managing Member's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes a tax liability along with interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2019.

**Fixed Assets**
Computer equipment, software and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

3. **Fixed Assets**

**Fixed assets at December 31, 2019 consists of:**

| | |
|---|---:|
| Computer equipment and software | $ 12,980 |
| Furniture and fixtures | 63,720 |
| Artwork | 4,899 |
| | 81,599 |
| Less: Accumulated depreciation | (76,700) |
| | $ 4,899 |

4. **Commitments and Contingent Liabilities**

The Company leases office space under an operating lease expiring on July 31, 2022.

| Year Ending December 31, | Total Commitment |
|---|---:|
| 2020 | $ 109,738 |
| 2021 | 112,207 |
| 2022 | 66,485 |
| | $ 288,430 |

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of approximately $361,000 which exceeded the required net capital by approximately $356,000.

The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

6. **Concentrations**

Substantially all of the Company's cash is held in accounts at a major commercial bank.

One manager accounted for approximately 48% of revenue and 48% of accounts receivable.

Management does not expect any losses to result with respect to any of these concentrations.

7. **Other Assets**

Included in other assets is a security deposit for rent in the amount of $27,850.

8. **Right-of-Use Asset and Lease Liability**

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statements of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

Under the effective date transition method selected by the Company, leases existing at or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical Accounting Standards. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use asset ("ROU") of and operating lease liability of $357,977 at January 1, 2019. ROU assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. As most of the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information

8. **Right-of-Use Asset and Lease Liability (continued)**

available at the commencement date in determining the present value of lease payments. ROU also include any lease payments made and exclude lease incentives. The Company's operating lease agreements include options to extend the lease, which the Company does not include in the determination of the minimum lease term unless the options are reasonably certain to be exercised. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

9. **Recent Pronouncements**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to United States generally accepted accounting principles ("U.S. GAAP") an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. Management is currently evaluating the effect of adopting the new standard and expects that the impact to the Company's financial statements will be minimal.